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SECURITI [ISSION

02023554

RIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 0 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-50551

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/01 (MM/DD/YY) AND ENDING 01/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nighthawk Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

473 Sylvan Avenue
(No. and Street)

Englewood Cliffs	NJ	07632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Berg — 201-567-4700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn, Horlacher & Parker
(Name - *if individual, state last, first, middle name)*

301 Oxford Valley Road, Suite 602	Yardley	PA	19067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CCH B80300 0831

LF 7-30-02

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 10 2002

DIVISION OF MARKET REGULATION

NIGHTHAWK PARTNERS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED JANUARY 31, 2002

TABLE OF CONTENTS

FLYNN, HORLACHER & PARKER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
301 OXFORD VALLEY ROAD
SUITE 602
YARDLEY, PENNSYLVANIA 19067

PHILIP P. FLYNN, CPA
New Jersey, Pennsylvania
KEITH D. HORLACHER, CPA
New Jersey, Pennsylvania
KENNETH H. PARKER, CPA
New Jersey, Pennsylvania

PENNSYLVANIA
(215) 369-8210
NEW JERSEY
(609) 695-2211
FAX
(215) 369-8220

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Nighthawk Partners, Inc.

We have audited the accompanying statement of financial condition of Nighthawk Partners, Inc. as of January 31, 2002, and the related statements of income and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nighthawk Partners, Inc. as of January 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flynn, Horlacher & Parker, P.C.

March 2, 2002

NIGHTHAWK PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
January 31, 2002

Assets

Cash (Note 3)	$469,971
Accounts Receivable, Less Allowance for Doubtful Accounts of $0	476,305
Prepaid Expenses	15,065
Property and Equipment, at cost Less Accumulated Depreciation of $10,892 (Note 4)	12,525
Other Assets	3,200
	$977,066

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
January 31, 2002

Liabilities and Stockholder's Equity

Liabilities:	
Accounts Payable and Accrued Expenses	$198,088
Due to Stockholder	18,707
Deferred Income Taxes (Note 5)	125,767
	342,562
Commitments and Contingent Liabilities (Notes 6,7,8)	-
Stockholder's Equity:	
Common Stock (No Par Value, 2,500 Shares Authorized, and 350 Shares Outstanding)	47,797
Retained Earnings	586,707
Total Stockholder's Equity	634,504
	$977,066

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF INCOME
For the Year Ended January 31, 2002

REVENUES	$1,271,810
OPERATING EXPENSES	
Compensation and Benefits	557,936
Occupancy and Equipment Rentals	18,055
Other Operating Expenses	418,166
TOTAL OPERATING EXPENSES	994,157
INCOME FROM OPERATIONS	277,653
OTHER INCOME	15,386
INCOME BEFORE INCOME TAXES	293,039
INCOME TAX PROVISION (Note 5)	84,002
NET INCOME	$209,037

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended January 31, 2002

	Common Stock	Retained Earnings	Total
Balance, February 1, 2001	$47,797	$377,670	$425,467
Net Income for Year	-	209,037	209,037
Balance, January 31, 2002	$47,797	$586,707	$634,504

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended January 31, 2002

Cash Flows from Operating Activities:	
Cash Received from Customers	$ 1,010,753
Cash Paid to Suppliers and Employees	(818,802)
Interest Income Received	15,386
Interest Expense Paid	-
Income Taxes Paid	-
Net Cash Provided by (Used in) Operating Activities	207,337
Cash Flows from Investing Activities:	
Equipment Purchases	(7,969)
Net Cash Provided by (Used in) Investing Activities	(7,969)
Cash Flows from Financing Activities:	
Advances – Stockholder Loan	5,808
Net Cash Provided by (Used in) Financing Activities	5,808
Net Increase (Decrease) in Cash	205,176
Cash – Beginning	264,795
Cash – Ending	$ 469,971

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net Income	$ 209,037
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:	
Depreciation	4,704
Decrease (Increase) in Accounts Receivable	(261,057)
Decrease (Increase) in Prepaid Expenses	31,433
(Increase) Decrease in Other Assets	(1,450)
Increase (Decrease) in Accounts Payable and Accrued Expenses	147,603
Increase (Decrease) in Deferred Income Taxes	77,067
Net Cash Provided by (Used in) Operating Activities	$ 207,337

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

Nighthawk Partners, Inc. ("Company") was incorporated under the laws of the State of New Jersey on January 23, 1997. The Company provides marketing services to hedge fund managers and also arranges private placements of debt and equity securities. The Company is a broker-dealer registered with the National Association of Securities Dealers (NASD) and is an introducing broker registered with the National Futures Association (NFA). The regulator for the NASD is the Securities and Exchange Commission (SEC), and the regulator for the NFA is the Commodity Futures Trading Commission (CFTC).

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operating expenses. Additions to property and equipment or expenditures, which increase the useful lives of the assets are capitalized. Depreciation is being provided primarily by the straight-line method over the estimated useful lives of the assets..

Note 2 – Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Revenue Recognition

Consulting revenue is recorded when earned. Incentive revenue is recorded at such time that it can be determined by the Company to be a bona fide receivable.

Note 3 - Cash

Cash consists of the following:

Bank Checking Account	$ -
Prime Obligation Money Market Account	416,426
Vanguard Money Market Account	53,545
	$469,971

The Company maintains its cash accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At January 31, 2002, the Company had cash on deposit exceeding the insured limit by approximately $469,971.

Note 4 – Property and Equipment

The following is a summary of property and equipment.

	Estimated Useful Lives in Years	
Furniture and Fixtures	5	$ 7,325
Machinery and Equipment	5	16,092
		23,417
Less: Accumulated Depreciation		(10,892)
TOTAL		$ 12,525

Depreciation expense was $4,704 for the year ended January 31, 2002.

Note 5 – Income Taxes Provision

The income tax provision for the Company consists of the following:

Current:	
Federal	$ 4,476
State	2,459
Total Current Income Tax Expense	6,935
Deferred:	
Federal	54,803
State	22,264
Total Deferred Income Taxes	77,067
Total Income Tax Provision Charged to Operations	$84,002

Note 5 – Income Taxes Provision (Continued)

The changes in deferred income taxes consists of the following:

	Federal	State	Total
Balance, February 1, 2001	$33,700	$15,000	$ 48,700
Deferred Income Taxes for Current Year	54,803	22,264	77,067
Balance, January 31, 2002	$88,503	$37,264	$125,767

The deferred taxes result primarily from timing differences in income recognition from the use of the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for tax purposes. Using cash basis accounting for tax reporting, the Company reported taxable income of approximately $30,000 for the current year. The primary temporary difference that gives rise to the deferred tax liability is due to the fact that revenue is recognized when received for income tax purposes. There is no valuation allowance necessary.

The components of the deferred tax liability on the balance sheet as of January 31, 2002 related to the following:

Accounts Receivable	$128,602
Accrued Expenses	(2,835)
Net Deferred Tax Liability	$125,767

Deferred tax assets and liabilities in the balance sheet are classified in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), which generally requires the classification be based upon the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based upon the estimated period of reversal.

Note 6 - Leases

The Company leases office space and two vehicles under separate noncancelable operating leases. The leases expire in various periods through March 2005. The following is a schedule of future minimum lease payments required under the above noncancelable operating leases:

Year Ending January 31,	
2003	$38,395
2004	33,595
2005	11,840
2006	1,098
	$84,928

Net lease expense charged to operations for the year was $29,996.

Note 7 – Pension Plan

Effective February 1, 2001, the Company adopted a qualified noncontributory defined benefit pension plan covering substantially all employees. The benefits are based on minimum age and service requirements. The Company's policy is to fund accrued pension costs. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

Note 7 – Pension Plan (Continued)

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

	January 31, 2002
Actuarial present value of benefit obligations:	
Accumulated benefit obligation, including vested benefits of $167,148 at January 31, 2002.	$167,148
Projected benefit obligation for service rendered to date	$167,148
Plan assets at fair value	-
Projected benefit obligation in excess of fair value of assets	167,148
Amortization of unrecognized gain or loss	-
Amortization of unrecognized prior service cost	-
Amortization of transition asset or obligation	-
Accrued pension cost at January 31, 2002	$167,148

	Year Ended January 31, 2002
Net periodic pension cost included the following components:	
Service cost – benefits earned during the period	$157,687
Interest cost on projected benefit obligation	9,461
Return on plan assets	-
Net amortization and deferral	-
Net periodic pension cost	$167,148

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.0% and 0%, respectively. The expected long-term rate of return on assets was 7.50%.

Actuarial computations under Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, are for purposes of fulfilling employer accounting requirements. Determinations for purposes other than meeting employer financial accounting requirements may be significantly different from the results reported above.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the NASD and NFA minimum financial requirements which require that the Company maintain a minimum net capital. This amount is defined by NASD as the greater of 6.67% of aggregate indebtedness or $5,000 and by NFA as the greater of 6.67% of aggregate indebtedness or $30,000. At January 31, 2002, the Company had net capital of $243,777, which was $229,323 and $213,777 in excess of its required net capital, for NASD and NFA respectively. The Company's net capital ratio was .89 to 1.

SUPPLEMENTARY INFORMATION

NIGHTHAWK PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of January 31, 2002

Net Capital

Total Stockholder's Equity		$634,504
Add:		
Other (Deductions) or Allowable Credits-Deferred Income Taxes Payable		125,767
Total Capital and Allowable Subordinated Borrowings		760,271
Deductions and/or Charges:		
Nonallowable Assets:		
Accounts Receivable	$476,305	
Prepaid Expenses	15,065	
Fixed Assets (Net)	12,525	
Other Assets	3,200	
		507,095
Net Capital Before Haircuts on Securities Positions		253,176
Haircuts on Securities:		
Money Market		9,399
Net Capital		$243,777

Aggregate Indebtedness

Items Included in Statement of Financial Condition:	
Due to Officers	$18,707
Accrued Expenses	177,648
Payroll Taxes Withheld	20,440
Income Taxes Payable	-
Total Aggregate Indebtedness	$216,795

NIGHTHAWK PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of January 31, 2002

	NASD	NFA
Computations of Basic Net Capital Requirements		
Minimum Net Capital Required	$ 14,454	$ 30,000
Excess Net Capital at 1,500 Percent	$229,323	$213,777
Excess Net Capital at 1,000 Percent	$222,097	$222,097
Ratio Aggregate Indebtedness to Net Capital	.89 to 1	.89 to 1

Reconciliation with Company's Computation

Net Capital, as Reported in Company's (Unaudited) FOCUS Report	$243,777
Audit Adjustment	-
Net Capital, Per Above	$243,777